UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

BB&T Corporation

(Exact Name of Registrant as Specified in its Charter)

Commission file number: 1-10853

North Carolina	56-0939887
(State of incorporation or organization)	(IRS Employer Identification No.)

200 West Second Street Winston-Salem, North Carolina	27101
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Depositary Shares each representing 1/4,000th interest in a share of Series I Non-Cumulative Perpetual Preferred Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

333-230179

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

BB&T Corporation, a North Carolina corporation (the “Company”), and SunTrust Banks, Inc., a Georgia corporation (“SunTrust”) have entered into an Agreement and Plan of Merger by and between the Company and SunTrust, dated as of February 7, 2019 and amended as of June 14, 2019 (the “Merger Agreement”), pursuant to and subject to the terms and conditions of which SunTrust will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). In connection with the consummation of the Merger and in accordance with the Merger Agreement, the Company will change its name from BB&T Corporation to Truist Financial Corporation.

The securities to be registered hereby are depositary shares (the “Depositary Shares”) of the Company, each representing a 1/4,000th interest in a share of the Company’s Series I Non-Cumulative Perpetual Preferred Stock (“Series I Preferred Stock”), with a liquidation preference of $100,000 per share (equivalent to $25 per Depositary Share), which Series I Preferred Stock will be issued in connection with the consummation of the Merger.

The descriptions set forth under the caption “Description of Rollover BB&T Preferred Stock” in the Registration Statement on Form S-4 (File No. 333-230179) of the Company filed with the Securities and Exchange Commission on March 11, 2019, as amended by Pre-Effective Amendments No. 1, 2 and 3, filed on May 7, 2019, June 14, 2019 and June 19, 2019, respectively, are incorporated herein by reference. The description of the Depositary Shares is set forth below.

Description of the Depositary Shares

General

Each Depositary Share will represent a 1/4,000th ownership interest in a share of the Series I Preferred Stock and will be evidenced by depositary receipts. Subject to the terms of the deposit agreement (the “Deposit Agreement”) dated as of September 12, 2006, among SunTrust, U.S. Bank National Association, as depositary (the “Depositary”), and the holders from time to time of the depositary receipts described therein, each holder of a Depositary Share is entitled, through the Depositary, in proportion to the applicable fraction of a share of the Series I Preferred Stock represented by such Depositary Share to all the rights and preferences of the Series I Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

In connection with the Merger, each share of SunTrust Series A Non-Cumulative Perpetual Preferred Stock (“SunTrust Series A Preferred Stock”) issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one share of Series I Preferred Stock. The shares of Series I Preferred Stock will be deposited with the Depositary under the Deposit Agreement, and the Company will instruct the Depositary to treat the Series I Preferred Stock received by it in exchange for shares of SunTrust Series A Preferred Stock as newly deposited securities as provided in the Deposit Agreement. As a result of and upon completion of the Merger, the Company will assume the obligations of SunTrust under the Deposit Agreement.

Dividends and Other Distributions

The Depositary will distribute any cash dividends or other cash distributions received in respect of shares of Series I Preferred Stock to the record holders of Depositary Shares in proportion to the number of Depositary Shares held by the holders. The Depositary will distribute any property received by it other than cash to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with the Company’s approval, sell the property and distribute the net proceeds from the sale to the holders of the Depositary Shares in proportion to the number of Depositary Shares they hold.

Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Series I Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the Depositary or by the Company on account of taxes or other governmental charges.

Redemption of Depositary Shares

If the Company redeems shares of Series I Preferred Stock represented by the Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of such shares of Series I Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to 1/4,000th of the redemption price per share payable with respect to the shares of Series I Preferred Stock (or $25 per Depositary Share plus declared and unpaid dividends if applicable). Whenever the Company redeems shares of Series I Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing such shares Series I Preferred Stock so redeemed.

In case of any redemption of less than all of the outstanding Depositary Shares, the Depositary Shares to be redeemed will be selected by the Depositary pro rata or in any other manner determined by the Depositary to be equitable. In any such case, the Company will redeem Depositary Shares only in increments of 4,000 Depositary Shares and any integral multiple thereof.

After the date fixed for redemption, the Depositary Shares called for redemption will no longer be deemed to be outstanding, and all rights of the holders of those shares will cease, except the right to receive the amount payable and any other property to which the holders were entitled upon the redemption. To receive this amount or other property, the holders must surrender the depositary receipts evidencing their Depositary Shares to the Depositary. Any funds that the Company deposits with the Depositary for any Depositary Shares that the holders fail to redeem will be returned to the Company after a period of two years from the date the Company deposits the funds.

Voting the Series I Preferred Stock

When the Depositary receives notice of any meeting at which the holders of the shares of Series I Preferred Stock are entitled to vote, the Depositary will mail the information contained in the notice to the record holders of the Series I Preferred Stock. Each record holder of Depositary Shares on the record date, which will be the same date as the record date for the Series I Preferred Stock, may instruct the Depositary to vote the amount of the shares of the Series I Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the Depositary will vote the amount of the shares of the Series I Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. The Company will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing the Series I Preferred Stock, it will, to the extent permitted by the rules of the New York Stock Exchange or any other applicable regulatory body, vote all Depositary Shares held by it proportionately with instructions received.

The foregoing description of the terms of the Deposit Agreement and the Depositary Shares is qualified in its entirety by reference to the full text of the Deposit Agreement, a form of which which is included as Exhibit 4.2 to this Registration Statement on Form 8-A and is incorporated by reference herein.

Item 2. Exhibits.

Number	Description

3.1	Articles of Incorporation of the Company, amended and restated as of April 30, 2014 (incorporated by reference to Exhibit 3.1(i) of the Current Report on Form 8-K of the Company filed May 2, 2014)

3.2	Articles of Amendment of the Company, dated as of March 4, 2016 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of the Company, filed March 9, 2016)

3.3	Articles of Amendment of the Company, dated as of July 24, 2019 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K of the Company, filed July 29, 2019)

3.4	Form of Articles of Amendment of the Company, effecting the change in the Company’s name

3.5	Form of Articles of Amendment of the Company, fixing the designations, preferences, limitations and relative rights of shares of the Company’s preferred stock

4.1	Instruments defining the Rights of Security Holders — reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5

4.2	Deposit Agreement between SunTrust Banks, Inc., U.S. Bank National Association, and the holders from time to time of the Depositary Receipts described therein, dated as of September 12, 2006

4.3	Form of Depositary Receipt

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 6, 2019	BB&T CORPORATION

	By:	/s/ Cynthia B. Powell
Name: Cynthia B. Powell
Title: Executive Vice President and Corporate Controller (Principal Accounting Officer)